Exhibit 99.1

VIQ Solutions Submits Two Patent Applications for Methods Related to Training and Automated Selection of Domain Specific Language Models (DLSM)

PHOENIX, ARIZONA, June 1, 2023 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces it has filed two provisional patent applications with the United States Patent and Trademark Office (USPTO). The patents augment the Company’s speech engine agnostic workflows, improving documentation accuracy and usability of documentation, for courts, insurance, law enforcement and media organizations across the globe.

The first patent application is directed to the systems and methods for training domain-specific Automated Speech Recognition (ASR) language models. The novel methods can be leveraged to form accurate speech recognition to easily manage nuances of domain-specific words, accented speech and languages, including mixed-language audio files, and document formatting requirements.

The second patent application is directed to the automated selection of domain specific ASR models. This patent aims to protect the various mechanisms used to load static or dynamic DSLMs. The static model is used based on a pre-assigned setting and the dynamic methods utilize the Goodness Score or Artificial Intelligence Natural Language Understanding (NLU) to determine the context and domain of the audio, followed by a second pass using a DSLM creating profound ASR improvements in domain-specific verticals.

Both workflows utilize DSLMs to improve the quality of the draft transcript. DSLMs use a large database to create a baseline to create a new task-specific model that is being trained using the knowledge learned by the large language model. It leverages the knowledge learned during the training of the original model to improve the performance of the new model, resulting in increased efficiency, improved performance, and enhanced interpretability.

“DSLMs are one of many layers of aiAssist™ that supplies NetScribe with workflow automation and high-quality draft transcripts,” said Vahram Sukyas, Chief Technology Officer, VIQ Solutions. “We anticipate ASR improvements in domain-specific verticals by taking advantage of our large volume of production data to fine tune the DSLMs.”

The accuracy and usability of draft transcripts, FirstDraft™, is expected to increase and become even more competitive when enhanced with a series of “extra loops” in aiAssist workflow through VIQ trained DSLMs,” said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “Fewer edits equal greater efficiency and higher productivity as well as more capacity for faster turnaround orders, time savings, and cost reduction.”

For additional information:

Media Contact:

Laura Haggard, Chief Marketing Officer, VIQ Solutions

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the benefits of the proposed patents. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s strategy and objectives. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form for its most recently completed financial year ended December 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.